# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Color Star Technology Co., Ltd., CIK 0001747661
CUSIP: G2287A126
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 80 Board Street, 5th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001699673

## Reporting persons
- Arena Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,700,000; shared voting power 0; sole dispositive power 1,700,000; shared dispositive power 0; aggregate amount beneficially owned 1,700,000 (6.1% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,700,000; shared voting power 0; sole dispositive power 1,700,000; shared dispositive power 0; aggregate amount beneficially owned 1,700,000 (6.1% of the class)
  Comment: limited liability company
- Arena Special Opportunities (Offshore) Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 317,390; shared voting power 0; sole dispositive power 317,390; shared dispositive power 0; aggregate amount beneficially owned 317,390 (1.2% of the class)
- Arena Special Opportunities Fund (Offshore) II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 317,390; shared voting power 0; sole dispositive power 317,390; shared dispositive power 0; aggregate amount beneficially owned 317,390 (1.2% of the class)
- Arena Special Opportunities Fund (Offshore) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 317,390; shared voting power 0; sole dispositive power 317,390; shared dispositive power 0; aggregate amount beneficially owned 317,390 (1.2% of the class)
  Comment: limited liability company
- Arena Special Opportunities Parallel Investor Vehicle III US, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,382,610; shared voting power 0; sole dispositive power 1,382,610; shared dispositive power 0; aggregate amount beneficially owned 1,382,610 (5% of the class)
- Arena Special Opportunities Parallel Investor Vehicle III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,382,610; shared voting power 0; sole dispositive power 1,382,610; shared dispositive power 0; aggregate amount beneficially owned 1,382,610 (5% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: Color Star Technology Co., Ltd.
Address of issuer's principal executive offices: 80 Board Street, 5th Floor, New York, NY 10005

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (i) Arena Investors, LP (the "Investment Manager"), who serves as investment manager to ASOFM and ASOIII (each as defined below); (ii) Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the "IM General Partner"); (iii) Arena Special Opportunities (Offshore) Master, LP ("ASOFM"); (iv) Arena Special Opportunities Fund (Offshore) II GP, LP, who serves as the general partner of ASOFM (the "ASOFM General Partner"); (v) Arena Special Opportunities Fund (Offshore) GP, LLC, who serves as the general partner of the ASOFM General Partner (the "ASOFM GP General Partner"); (vi) Arena Special Opportunities Parallel Investor Vehicle III US, LP ("ASOIII"); and (vii) Arena Special Opportunities Parallel Investor Vehicle III GP, LLC, who serves as the general partner of ASOIII (the "ASOIII General Partner"). Each of ASOFM and ASOIII is a private investment vehicle. ASOFM and ASOIII directly beneficially owns the Ordinary Shares reported in this Schedule 13G. The Investment Manager, the IM General Partner, the ASOFM General Partner and the ASOFM GP General Partner may be deemed to beneficially own the Ordinary Shares directly beneficially owned by ASOFM. The Investment Manager, the IM General Partner and the ASOIII General Partner may be deemed to beneficially own the Ordinary Shares directly beneficially owned by ASOIII. Each Reporting Person disclaims beneficial ownership with respect to any Ordinary Shares other than the Ordinary Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on August 14, 2025, the Date of Event which requires the filing of this Schedule 13G. The reported Ordinary Shares consist entirely of Ordinary Shares underlying warrants that as of August 14, 2025 were exercisable within 60 days.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 14,626,386 Ordinary Shares outstanding as of August 6, 2025, as reported by the Issuer in its Form 6-K filed with the SEC on August 6, 2025; (y) 11,450,000 Ordinary Shares issued on August 14, 2025, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 14, 2025; and (z) the Ordinary Shares underlying the warrants referenced in Item 4(a).
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Arena Investors, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/21/2025)
- Arena Investors GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/21/2025)
- Arena Special Opportunities (Offshore) Master, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/21/2025)
- Arena Special Opportunities Fund (Offshore) II GP, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/21/2025)
- Arena Special Opportunities Fund (Offshore) GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/21/2025)
- Arena Special Opportunities Parallel Investor Vehicle III US, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/21/2025)
- Arena Special Opportunities Parallel Investor Vehicle III GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/21/2025)